Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 104 South Main Street / Ninth Floor / Greenville, SC 29601 Tel: 864.250.2300 Fax: 864.232.2925 www.nelsonmullins.com	John M. Jennings (Admitted in IL NC & SC) Tel: 864.250.2207 Fax: 864.232.2925 john.jennings@nelsonmullins.com

December 9, 2013

Via Electronic Mail

Ms. Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re:                        First Community Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed November 15, 2013

File No. 333-191652

Dear Ms. McHale:

This letter is provided on behalf of First Community Corporation (the “Company,” “First Community,” “we,” or “our”) in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) dated December 3, 2013 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (the “Amendment No. 1”) filed November 15, 2013; File No. 333-191652.  This letter is being filed with the Commission electronically via EDGAR.

For ease of reference, we have repeated each of the Commission’s comments below, followed by the corresponding responses of First Community.

Comment Letter dated December 3, 2013

Form S-4

General

1.                                We note that Savannah have provided projections of revenue, income, and income per share to FCCO.  The staff considers two years of these projections material.  Please revise your disclosure to include these projections.

With offices in the District of Columbia, Florida, Georgia, Massachusetts, North Carolina, South Carolina, Tennessee and West Virginia

Response to Comment 1:

The Company confirms that neither the Company nor its financial advisor, FIG Partners, LLC (“FIG”), received financial projections from Savannah River Financial Corporation (or its banking subsidiary Savannah River Banking Company).

The Company and FIG have revised the disclosure under the heading “Discounted Cash Flow Analysis” on page 77 of Amendment No. 2 to Registration Statement on Form S-4 (“Amendment No. 2”) to clarify that such analysis reflected FIG projections and estimates, rather than projections and estimates prepared by Savannah River, as well as cost savings estimates from First Community.  The Company notes that such costs savings estimates are quantified on page 75 of Amendment No. 2 and also that the credit marks referenced on page 75 of Amendment No. 2 are quantified on page 78 of Amendment No. 2 under the heading “Franchise Valuation”.  The opinion of FIG has also been revised to clarify that FIG received cost savings estimates and credit mark estimates from First Community.  See pages D-2 and D-3 of Annex D.

Interests of Directors and Officers of Savannah River, page 9

2.                                We acknowledge your response to comment 4 of our letter to you dated November 6, 2013.  Please add disclosure regarding the interests of officers and directors in severance benefits and any other compensation from Savannah relating to the merger.

Response to Comment 2:

The Company has confirmed with Savannah River that, except as disclosed and quantified under “Interests of Directors and Officers of Savannah River that Differ from Your Interests” on pages 9-11 and 91-96 of Amendment No. 2, no severance benefits or other compensation relating to the merger will be paid by Savannah River to its directors or officers.

Risk Factors, page, page 33

Risks Related to the Merger, page 33

3.                                We acknowledge your response to comment 12 of our letter to you dated November 6, 2013.  Please revise to explain that the risk to shareholders (and the amount that may be subject to tax) depends on the extent to which each shareholder has a gain on the exchange of their stock in Savanah for cash and/or stock in First Community.

Response to Comment 3:

The Company has revised the first risk factor on page 33 of Amendment No. 2 to explain that the risk to shareholders (and the amount that may be subject to tax) depends on the extent to which each shareholder has a gain on the exchange of their stock in Savannah River for cash and/or stock in First Community, as requested by the Staff.

Important Federal Income Tax Consequences, page 86

4.                                Please revise your disclosure in the first sentence to state the discussion constitutes the opinion of Nelson Mullins and Bryan Cave, rather than merely summarizes the tax consequences.

Response to Comment 4:

The Company has revised its disclosure in the first sentence of the Important Federal Income Tax Consequences section beginning on page 86 of Amendment No. 2 to state that the discussion constitutes the opinion of Nelson Mullins and Bryan Cave, rather than merely summarizes the tax consequences.

Exhibit 8.1 Tax Opinion

5.                                We acknowledge your response to comment 24 of our letter to you dated November 6, 2013.  As we requested, please direct counsel, Nelson Mullins Riley & Scarborough LLP, to revise its opinion as follows:

•                  state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of Nelson Mullins (not just that it is accurate); and

•                  revise the last paragraph so that it does not limit reliance except as permitted by Staff Legal Bulletin 19 (October 14, 2011).

Response to Comment 5:

Nelson Mullins has revised its tax opinion as requested by the Staff.  The revised tax opinion is filed as Exhibit 8.1 to Amendment No. 2.  In response to the first bullet point above, please note that the requested disclosure is provided in the fourth paragraph of the tax opinion.   The last paragraph has been revised so that it does not limit reliance except as permitted by Staff Legal Bulletin 19 (October 14, 2011).

Exhibit 8.2 Tax Opinion

6.                                We acknowledge your response to comment 25 of our letter to you dated November 6, 2013. As we requested, please direct counsel, Bryan Cave LLP, to revise its opinion to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of Bryan Cave LLP (not just that it is accurate).

Response to Comment 6:

Bryan Cave has revised its tax opinion as requested by the Staff in the first bullet point of Comment 5 above.  The revised tax opinion is filed as Exhibit 8.2 to Amendment No. 2.  In response to Comment 6, please note that the requested disclosure is provided in the fifth paragraph of the tax opinion.

If you have any questions or comments related to these responses, please contact me at (864) 250-2207.

Sincerely,

/s/ John M. Jennings

John M. Jennings

cc: Michael C. Crapps, President and Chief Executive Officer